UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                ICHOR CORPORATION
                                (Name of Issuer)


                 SHARES OF BENEFICIAL INTEREST ("COMMON SHARES")
                         (Title of Class of Securities)


                                   693286106
                                 (CUSIP Number)

                                  Roy Zanatta
                          Suite 1250, 400 Burrard St.
                      Vancouver, British Columbia V6C 3A6
                                  604-683-5767
                  (Name, address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 19, 1996
             (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|


     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2/92)

CUSIP NO. 693286106                13D                 Page 2 of 5 Pages


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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DRUMMOND FINANCIAL CORP.
----------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                (b) |_|

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   3      SEC USE ONLY


----------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          00
----------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)


----------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          STATE OF DELAWARE
----------------------------------------------------------------------------
        NUMBER OF               7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                   1,470,320 Common Shares
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                           ------------------------------------------------
                                8      SHARED VOTING POWER

                                       -0- Common Shares
                           ------------------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       1,470,320 Common Shares
                           ------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0- Common Shares
---------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,470,320 Common Shares
---------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*


---------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          60% of the outstanding Common Shares
---------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          CO
---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1. Security and Issuer. Drummond Financial Corp. ("Drummond") is the beneficial owner of 1,470,320 shares (60% of the outstanding shares) of beneficial interest ("common shares") of ICHOR Corporation (the "Company"), a corporation organized under the laws of the State of Delaware. The principal business address of the Company is 300 Oxford Drive, Monroeville, Pennsylvania 15146.

     Item 2. Identity and Background

     (a)   Drummond Financial Corp.

     (b)   Suite 1250 - 400 Burrard Street
          Vancouver, British Columbia, V6C 3A6, Canada

     (c)   Not applicable

     (d) During the last five years, no executive officer or director of Drummond has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither Drummond nor any one of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     The names and address, present principal occupation and business address, and citizenship of each executive officer, director and controlling person of Drummond Financial Corp. are as follows:

     Michael J. Smith, 400 Burrard Street, Suite 1250, Vancouver, B.C., Canada V6C 3A6. Mr. Smith is Trustee, CFO and Executive Vice President of Mercer International Inc. located at 64 Brandeschenke Strasse, Zurich, Switzerland 8002. Mr. Smith is President, CEO, Chief Financial Officer and
Director of Drummond Financial Corp. Mr. Smith is also the President and sole director of Ballinger Corporation, a major shareholder and control person of Drummond Financial Corporation, as described below. Mr. Smith is an English citizen.

     Jimmy S.H. Lee, 64 Brandschenke Strasse, Zurich, Switzerland 8002. Mr. Lee is President and Trustee of Mercer International, Inc., located at 64 Brandschenke Strasse, Zurich, Switzerland 8002. Mr. Lee is Chairman of the Board of Directors of Drummond Financial Corp. Mr. Lee is a Korean citizen.

     Roy Zanatta, 400 Burrard Street, Suite 1250, Vancouver, B.C., Canada V6C 3A6. Mr. Zanatta is President and owner of Georgia Consulting Group, Ltd., located at 400 Burrard Street, Suite 1250, Vancouver, B.C., Canada V6C 3A6. Mr. Zanatta is Secretary and Vice President of Drummond Financial Corp. Mr. Zanatta is a Canadian citizen.

     L.P. "Roy" McCann, 240 Hacienda Dr., Arcadia, CA 91005. Mr. McCann is Executive Vice President of Drummond Financial Corp. Mr. McCann is a U.S. citizen.

     Lawrence E. Beard, 2855 Monte Verde Ave., Covina, CA 91724. Mr. Beard is a Director of Drummond Financial Corp. Mr. Beard is a U.S. citizen.

     Leonard Petersen, 5989 Willow Street, Vancouver, B.C., Canada V5Z 3S7. Mr. Petersen is a Director and Senior Officer of Pemcorp Management, Inc. located at 609 Granville

     Street, Suite 1270, Vancouver, B.C., Canada V7Y 1G6. Mr. Petersen is a Director of Drummond Finanicial Corp. Mr. Petersen is a Canadian citizen.

     Ballinger Corporation, a company organized under the laws of the Province of Alberta, Canada, is located at Suite 1900, 700 West Georgia Street, Vancouver, B.C., Canada V7Y 1G5. Ballinger Corporation beneficially owns 34.6 percent of the Common Stock of the Company, and 100% of the outstanding preferred stock of the Company. At the date hereof, through its combined common and preferred share ownership, Ballinger has the right to vote 48.6% of the eligible votes of the Company. Pursuant to applicable federal securities regulations, Ballinger may be deemed to be a control person of the Company.

     Arbatax International, Inc., a federally registered Canadian Company, is located at 64 Brandschenk Strasse Zurich, Switzerland 8002. Arbatax International, Inc. is the sole shareholder of Ballinger Corporation

     Item 3. Source and Amount of Funds or Other Consideration

     Drummond purchased the common shares at $0.82 per share. The total purchase price for the common shares was $1,205,662. This amount was applied against outstanding debt owed to Drummond by the Company.

     Item 4.

     Drummond has acquired the shares of the Company for investment purposes. At this time, it has no intention of acquiring additional shares of the Company, although it reserves the right to make additional purchases on the open market and in private transactions. Drummond has no present intention or arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of
Schedule 13D, except that it is contemplated that the Company may pursue acquisitions of related businesses in order to strengthen its financial position. It is possible that additional common shares of the Company will be issued in any such acquisitions.

     Item 5. Interest in Securities of the Issuer.

     (a) Drummond is the beneficial owner of 1,470,320 common shares of the Company (60% of the outstanding common shares). Each of Jimmy S.H. Lee, Michael
J. Smith, Leonard Petersen (referenced in Iten 2) and Roy Zanatta is the sole beneficial owner of presently exercisable options to purchase 10,000 common shares.

     (b) Drummond has the sole power to vote or direct the vote, and to dispose or direct the disposition of the 1,470,320 common shares of the Company.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

     Item 7. Material to be Filed as Exhibits. Not applicable.

      None.
                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


                                   Drummond Financial Corportion

                                   By:/s/ Roy Zanatta
                                   ---------------------------------
                                      Roy Zanatta, Vice President

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